

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REMINGTON CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.



SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C. 213 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 North Tryon Street, Suite 1820
(No. and Street)

Charlotte, NC 28202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Carter, Jr. 704-716-8575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURKETT BURKETT & BURKETT, Certified Public Accountants, P.A.
(Name — *if individual, state last, first, middle name*)

128 East Main Street, Suite 201 Rock Hill SC 29730
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
JUN 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Carter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Remington Capital Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title



Notary Public

My Commission Expires: 4-28-09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule I

REMINGTON CAPITAL SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net Capital	$	63,655
Less: Non-Allowable Assets		
Related Party Receivable		54,776
Other		806
Total Non-Allowable Assets		55,582
Net Capital		8,073
Required Net Capital		5,000
Excess Net Capital	$	3,073
Aggregate Indebtedness	$	232
Aggregate Indebtedness to Net Capital		.03 to 1

Under rule 15c3-1 no material difference exist between this computation of Net Capital and the broker's or dealers corresponding unaudited most recent FOCUS, Part IIA.

Schedule I

REMINGTON CAPITAL SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net Capital	$	63,655
Less: Non-Allowable Assets		
Related Party Receivable		54,776
Other		806
Total Non-Allowable Assets		55,582
Net Capital		8,073
Required Net Capital		5,000
Excess Net Capital	$	3,073
Aggregate Indebtedness	$	232
Aggregate Indebtedness to Net Capital		.03 to 1

Under rule 15c3-1 no material difference exist between this computation of Net Capital and the broker's or dealers corresponding unaudited most recent FOCUS, Part IIA.